Exhibit 5.1

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Westport Fuel Systems Inc.

We, KPMG LLP, consent to the use of our report dated March 15, 2021, on the consolidated financial statements of Westport Fuel Systems Inc. (and subsidiaries), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, and our audit report dated March 15, 2021 on the effectiveness of internal control over financial reporting each of which is incorporated by reference and to the reference to our firm under the heading “Auditors” in the prospectus.

Chartered Professional Accountants

March 16, 2021

Vancouver, Canada